EXHIBIT 99.1

MAG Silver Announces the Appointment of Susan Mathieu as a Director

VANCOUVER, British Columbia, Jan. 14, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) is pleased to announce that Ms. Susan Mathieu has joined the Company as a member of the Board of Directors.

Ms. Mathieu has more than twenty-five years of international mining experience through due diligence, exploration, project development, permitting, construction and operations positions. Susan has experience from mine-site to corporate leadership roles with responsibility for governance, environment, sustainability, community, health and safety, compliance and risk management policies, programs and strategies. She has a proven ability to affect change in diverse organizational cultures through building relationships, leadership in executing work, and integrating compliance functions into governance systems and business processes.

Ms. Mathieu commenced her career with Placer Dome and progressed to increasingly senior environmental and sustainability roles with Falconbridge, NovaGold Resources, Centerra Gold, BHP Billiton, Golder Associates and NexGen Energy.

Ms. Mathieu holds a BSc (Honours) in Biology, a Masters of Science in Biology/Environmental Toxicology from the University of Saskatchewan, and an Executive MBA from the Beedie School of Business, Simon Fraser University.

"We are very pleased that Susan has joined our Board," said Peter Barnes, Chairman of MAG. "She brings extensive operations and health, safety, environmental and community expertise to our Board, along with wide-ranging business and governance experience, all of which furthers our ability to enhance shareholder value."

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Property (44%), being developed in Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and the Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation. Initial underground production was achieved in Q3-2020. As well, MAG has an expanded exploration program in place, targeting multiple highly prospective targets both at the Juanicipio Joint Venture and at the 100% owned Deer Trail property in Utah.

On behalf of the Board of
MAG SILVER CORP.

"Peter Barnes"
Chairman

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Website: www.magsilver.com
Phone: (604) 630-1399
Toll free: (866) 630-1399
Email: info@magsilver.com
Fax: (604) 681-0894